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News Release	No. 26-496 October 1, 2026

Lion Battery Technologies Advances Platinum and Palladium Based
Lithium-Sulfur Battery Technology

Pilot-scale manufacturing programme will produce commercial pouch-cell prototypes targeting high-energy applications, including drones

(VANCOUVER/JOHANNESBURG) Platinum Group Metals Ltd. (TSX: PTM; NYSE American: PLG) ("Platinum Group") reports that its majority-owned subsidiary, Lion Battery Technologies Inc. ("Lion"), has completed the first phase of independent testing and scale-up of its platinum- and palladium-based lithium-sulfur battery technology.

Independent testing by the Battery Innovation Center in Newberry, Indiana, validated Lion's proprietary electrode technology in prototype lithium-sulfur cells. Platinum group metal catalysts improved capacity and rate capability compared with non-catalysed cells, with palladium-rich formulations delivering the strongest overall performance. The results support the technology's continued development towards pilot-scale manufacturing and commercial demonstration.

"At the heart of lithium-sulfur battery chemistry are complex reactions that directly influence performance," said Dr Bilal El-Zahab. "After more than five years of research and testing, the results show that the catalytic properties of platinum and palladium can help address critical challenges in this chemistry and deliver meaningful performance improvements."

Following completion of this phase, Platinum Group and Valterra Platinum Limited ("Valterra Platinum") have approved funding for the next stage of Lion's development programme, which will focus on manufacturing and testing pouch-cell prototypes in several performance configurations, optimising catalyst formulations and evaluating performance in target applications. These include drones, where higher energy density can enable longer operating times, increased payload capacity and improved performance. The resulting data will inform further commercialisation plans.

Lion was established by Platinum Group and Valterra Platinum in 2019 to develop next-generation battery technologies using platinum and palladium. Under a sponsored research agreement with Florida International University ("FIU"), Lion holds exclusive rights to the intellectual property developed through the programme and leads its commercialisation. To date, the US Patent and Trademark Office has granted eight patents related to the technology, with additional applications pending.

Lion's research and development programme will continue under the guidance of Dr El-Zahab, supported by a multidisciplinary team of battery and materials science specialists and postdoctoral researchers. An independent advisory board provides additional strategic guidance and technical validation. Its members include Dr Seth Miller, a PhD chemist, entrepreneur and consultant with more than 20 years of battery cell and electrochemistry experience, and Sam Jaffe, a battery industry executive with two decades of lithium-ion experience who serves as Vice President of Business Development and Product at Mana Battery, a sodium-ion cell and electrolyte developer.

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About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is an owner and is the operator of the Waterberg Project, a bulk underground PGM and base metal deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with joint venture partners Mnombo Wethu Consultants (Pty) Ltd., HJ Platinum Metals Company Ltd. (on behalf of Japan Organization for Metals and Energy Security and Hanwa Co. Ltd.), and Impala Platinum Holdings Ltd.

About Lion Battery Technologies Inc.

Platinum Group Metals Ltd. (52%) and Valterra Platinum Limited (48%) founded Lion Battery Technologies Inc. in 2019 to research and advance the use of palladium and platinum in lithium battery applications.

About Valterra Platinum Limited

Valterra Platinum Limited is one of the world's leading integrated producers of PGMs with a primary listing on the Johannesburg Stock Exchange and a secondary listing on the London Stock Exchange. Valterra Platinum operates world class, long-life mines and the industry's most efficient processing assets, responsibly mining, smelting, and refining PGMs and associated co-products from operations located in South Africa and Zimbabwe. With integrated marketing hubs in London, Singapore and Shanghai, Valterra delivers tailored solutions for its customers.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

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Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of applicable U.S. securities laws (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as: "will," "may," "expects," "anticipates," "plans," "intends," "believes," "potential," "target," "continue," "advance," "develop," "commercialize," "evaluate," "support," "enable," "inform"  and similar expressions, or are those which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. In particular, this news release contains forward-looking statements regarding the continued research, development, testing, and scale-up of Lion's platinum- and palladium-based lithium-sulfur battery technology; the planned manufacture and testing of pouch-cell prototypes; the optimization of catalyst formulations and evaluation of the technology in target applications, including drones; the potential performance, energy-density and other benefits of the technology; the potential commercial applications and market opportunities for the technology; the use of funding approved by Platinum Group and Valterra Platinum for Lion's next stage of development; the potential advancement and commercialization of Lion's technology; and the potential development and protection of additional intellectual property.

Although the Company believes that the assumptions underlying these forward-looking statements are reasonable, there can be no assurance that such assumptions will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others: the inability of Lion's battery technology to achieve anticipated technical performance or commercial viability; the inability to reproduce or maintain results obtained in prototype or independent testing as the technology is further developed or scaled; the inability to successfully scale laboratory or prototype results to pilot-scale or commercial production; delays, technical challenges or cost overruns in the manufacture and testing of pouch-cell prototypes; the failure of particular catalyst formulations or battery configurations to achieve targeted performance; limitations in battery cycle life, safety, durability, manufacturability, energy density, rate capability or other performance characteristics; uncertainty regarding the suitability of the technology for drones or other target applications; competition from existing and emerging battery technologies, including lithium-ion and other lithium-sulfur technologies; uncertainty regarding market acceptance of lithium-sulfur battery technology and the timing and extent of any commercialization; the inability to secure, maintain or enforce intellectual property rights or obtain additional patents; the inability to identify, enter into or maintain relationships with commercialization partners, battery manufacturers or end users; the availability, timing and sufficiency of funding for Lion's research and development activities; the ability of Platinum Group and Valterra Platinum to fund their respective obligations to Lion; changes in applicable laws, regulations and permitting requirements; general economic conditions, inflation and supply chain disruptions; international trade restrictions and tariffs, international conflicts and geopolitical tensions; and other risks and uncertainties described in the Company's most recent Annual Information Form, Form 40-F and other filings with the SEC and Canadian securities regulators.

The Company cautions that forward-looking statements are not guarantees of future results or performance. In particular, there can be no assurance that the planned development activities will proceed as currently contemplated, that the results obtained from prototype cells will be replicated in pouch-cell prototypes or at commercial scale, that the technology will achieve the expected performance characteristics, including energy density, cycle life, rate capability or safety, or that Lion's technology will be successfully commercialized or achieve market acceptance. Accordingly, readers should not place undue reliance on forward-looking statements.

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The forward-looking statements contained in this news release speak only as of the date of this news release and, except as may be required by applicable securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements to reflect new information, future events or otherwise.